UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  February 21, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Hastings Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         February 21, 2006

3.       PRESS RELEASE

         The press release was released on February 21, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         February 21, 2006.



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                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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                                                               FEBRUARY 21, 2006


   CENTRASIA ACQUIRES SIGNIFICANT GOLD SILVER PROPERTY IN NORTHERN KYRGYZSTAN

Centrasia Mining Corp. ("Centrasia") is pleased to announce that it's wholly owned Kyrgyz subsidiary, Bulakashu Mining Company ("BMC"), has been granted a license to explore the Kokjar Gold Silver Project. The Kokjar Project lies within the Tien Shan metallogenic province in northern Kyrgyzstan, which is host to a number of multi-million ounce gold deposits in Kyrgyzstan, including
Centerra Gold Inc.'s (TSX-CG) 11 million ounce Kumtor Deposit, Oxus Gold Plc/Kyrgyzaltyn's 2 million ounce Jerooy Gold Deposit and the 2.5 million ounce Taldybulak Levoberezhny Gold Silver deposit.

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area. The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. The nearest airport is 50 kilometres to the west at Cholpan Ata, the closest rail access is approximately 150 kilometres to the west at Balykchi. A small capacity power line is within 1.5 kilometres of the southern border of the property. Elevations on the property range from 2200 to 4140 metres ASL.

In 1998 Cameco Corporation acquired the Kokjar license and held it until 2000. During this period, Cameco identified targets which Centrasia regards as high priority targets; including the QUARTZ, CONGLOMERATE, SKARN, STOCKWORKS, WEST BAICORUN, AND EAST BAICORUN targets. Only two drill holes (total of 215 metres) have been completed on two of the priority targets.

The information reported below has been extracted from historic exploration data and summaries that Centrasia has been able to acquire. In some cases the historic exploration summaries emphasize the highest assay results from the most significant prospects identified by Soviet and Cameco geologists. Although Centrasia regards these results as a significant indication of the mineralization potential on the property, the results may be selective and may not be representative of all exploration work completed on the property. In the coming weeks, Centrasia will be acquiring more exploration data from the Kokjar project and a detailed compilation of this historic work will commence immediately in preparation for the upcoming field season.

Based on a preliminary assessment of the historical work on Kokjar, mineralization appears to be spatially associated with intrusive bodies and localized by structures, including thrust and normal faulting. Highlights from Cameco's exploration program included the following results from the four principal mineralization styles observed on the property.

1. Felsic dikes with phyllic alteration. These range in size from 1 to 50 metres in width and from 40 to 1,000 metres in length, the highest reported assay being
2.8 g/t Au.


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                                      -2-


2. Quartz and quartz-sericite veins, banded veins and stockworks. These range in size from 0.15 metres to 10 metres in width and from 100 to 400 metres in length. The highest reported assay being 44.4 g/t Au.

3. Pyritized and silicified shear zones in the volcanic, volcaniclastic and sedimentary rocks. The highest reported assay is 190.8 g/t Au and 232.0 g/t Au.

4. Fractured, and pervasively pyritized and limonitized rocks of various composition. The highest reported assay is 41.6 g/t Au.

The QUARTZ PROSPECT consists of a thick sequence of sediments, intruded by diorite stocks. These sediments are weakly silicified and cut by a shear zone of unconfirmed width and length. One diamond drill hole was completed on the Quartz zone, intersecting a mineralized shear zone. Assay results from the shear zone returned 15.4 g/t Au over 4 metres, including a single sample of this interval assaying 55.1 g/t Au over 1 metre.

A second drill hole was targeted to intersect a silicified, pyritic shear zone at the CONGLOMERATE PROSPECT and intersected 9 metres assaying 2.3 g/t Au. Significant surface trench channel sample results from the Conglomerate Showing include 2.8 g/t Au over 6 metres, 1.0 g/t Au over 7 metres, 1.3 g/t over 10 metres and 3.2 g/t Au over 2 metres.

Dr. William Tafuri, the Vice President of Exploration for Centrasia, is a qualified person for the purposes of NI43-101 and was responsible for the preparation of the technical information disclosed in this news release.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.


The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. CAUTIONARY NOTE TO U.S. INVESTORS; This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. Investors that the S.E.C.'s mining guidelines strictly prohibit information of this type in documents filed with the S.E.C. U.S. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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